UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month October 2011
(Commission File No. 001-35193)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________._______________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant Event, dated October 17, 2011.	2

Investor Meeting October 17-18, 2011 Barcelona

2 Monday, October 17th, 2011: Sant Cugat del Valles • A new era begins (Victor Grifols) 10:00 • Grifols Operational Framework (Victor Grifols) 10:15 • Integration Process Status (Thomas Glanzmann) 11:00 • Coffee Break 11:45 • Plasma Procurement Management (Shinji Wada) 12:15 • Lunch 13:15 • Capex (Mary Kuhn) 14:15 • Financials (Alfredo Arroyo) 15:00 • Q&A 16:00 • Transfer to Barcelona

3 Tuesday, October 18th, 2011: Parets del Valles • Global Commercial Area — Bioscience (Ramón Riera) 09:00 — Sales & Marketing N.A. (Greg Rich) 09:45 — Hospital and Diagnostic (Ramón Riera) 10:30 • Coffee break 10:45 • R & D Review (Juan Ignacio Jorquera) 11:15 • Coffee Break 12:00 • Site visit 12:30 • Wrap-up (Victor Grifols) 13:30 • Lunch 14:00 • Transfer to Airport / Barcelona

Management Team

Victor Grifols	*President & CEO Grifols, S.A.*
Thomas Glanzmann	*Chairman Board Grifols Inc.*
Shinji Wada	*President Plasma Centers Grifols Inc.*
Mary Kuhn	*President Manufacturing Operations Grifols Inc.*
Alfredo Arroyo	*CFO Grifols, S.A.*
Ramón Riera	*President Global Commercial Division Grifols, S.A.*
Greg Rich	*President & CEO Grifols Inc.*
Juan Ignacio Jorquera	*R & D Director Instituto Grifols, S.A.*
Juan I. Towse	*President Global Industrial Division Grifols, S.A.*
Nuria Pascual	*VP Director of Finance – Investor Relations Officer Grifols, S.A.*

4

GRIFOLS a new era begins

5 Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor Day Presentation dated October 17th-18th, 2011. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within GRIFOLS Group or subsidiaries, any of its advisors or representatives assume liability of any kind, whether for neglicence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS and Talecris based on current assumptions and forecast made by GRIFOLS Group Management, including proforma figures and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports files with the Comisión Nacional del Mercado de Valores. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS.

A new era begins Victor Grifols — President & CEO Grifols, S.A.

7 A new era begins • Grifols: a new dimension for a global group • Complementary business models • Balanced portfolio. Plasma revenue model • Changes in the geographical weights. Direct presence in 24 countries • Quality importance and moreover safety as day to day operational focus • Cost synergies contribute to the transaction rationale • Strong underlying demand for haemoderivatives worldwide • New opportunities: research projects, additional therapies • Diagnostic and Hospital: growth opportunities and complementarity with Bioscience • Increase / leverage manufacturing and collection capacities

8 A history of growth GRIFOLS : Sales history since 1975 NEW GRIFOLS (000,000 EUR) 0 200 400 600 800 1.000 1.200 1.400 1.600 1.800 2.000 2.200 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Prof.10

Grifols Operational Framework Victor Grifols — President & CEO Grifols, S.A. —

10 Some considerations on the plasma derivatives business — I • The raw material, plasma, is of human origin and the liquid component of the blood • The plasma fractionation industry is generally not interested in obtaining blood or cells • In some countries the plasma and/or blood obtention is governed by the Administration • In some countries, the plasma is fractionated exclusively by the Administration and/or organizations such as Red Cross

11 • In certain countries it is not permitted to pay the donations, while in others it is. There are no consistent criteria on this issue, it may obey to reasons of historical nature • Given the complexity and the risk associated to certain products, the industrial activity is strongly regulated by the healthcare bodies • Regulations and criteria for similar concepts may vary from one country to another • The fractionation facilities are complex and undergo periodical inspections by the healthcare Administrations. Some considerations on the plasma derivatives business — II

12 • Certain changes in the production process may require new clinical assays with the new product In conclusion, The quality of the final product is no longer enough; a very high degree of safety is also demanded Some considerations on the plasma derivatives business — III

13 “Recovered” plasma collection Blood donation (average 40 min. process) whole Blood Plasma Red cells Red cells Plasma Centrifugation for internal Hospital use excess Industry use for internal Hospital use Donor Blood donors must wait three months to repeat donation

14 Standard Plasma Bag made of P.V.C. and containing an average of 200 ml of Plasma Recovered plasma

15 Plasmapheresis (average 75 min. process) “Source” plasma collection whole Donor Blood Industry use Centrifugation Red cells Plasma (- 30ºC in >2:00h) Red cells are immediately re-injected into the donor “Source” plasma donors can donate twice a week

16 Standard Plasma Bottle made of polyethilene and containing an average of 830 ml of Plasma Source plasma

17 Recovered plasma Pros: • Price • Sample attached (Spaghetti) • Higher yield (IVIG & Alb.) Cons: • No company control during storage (temperature) • No “Look Back” • No control on testing • Very low content of Fac. VIII • Difficult to open (manually) • Small volume (big pool) • No “Pedi-Gri®”

18 Pros: • Two months “Look Back” • Qualified donor • Total control since donation (testing, storage, shipping ...) • Easy to open (automatic) • Volume (830 ml) (small pool) • “Pedi-Gri®"(traceability) • High levels of Fac. VIII & IX Cons: • Price • Lower yields (IVIG & Alb.) • 75% of supply from USA Source plasma

19 Significance of the type of plasma in traceability

20 Total proteins in plasma approx. 3,000 One liter of plasma contains ... PLASMIN 20 30 mcgr. THROMBIN 15,000 30,000 I.U. FIBRINOGEN 0.5 1.0 gr. AT — III 50 270 I.U. ALPHA 1 0.125 0.38 gr. FAC. IX 100 350 I.U FAC.VIII 80 230 I.U. IVIG 2.50 5 gr. ALBUMIN 19 27 gr. INTERVAL INDUSTRY YIELDS Source : Grifols Internal Data

21 Plasma procurement: some figures to think about

22 Plasma economics Revenue & Gross Margin generation. The first liters (case study, 2010, USD)

23 Plasma economics Revenue & Gross Margin generation. The first liters (case study, 2010, USD)

24 Plasma economics Revenue & Gross Margin generation. The first liters (case study, 2010, USD)

25 Plasma economics Revenue & Gross Margin generation. The first liters (case study, 2010, USD)

26 Plasma economics Revenue & Gross Margin generation. The first liters (case study, 2010, USD)

27 Plasma economics Revenue & Gross Margin generation. The first liters (case study, 2010, USD)

28 28 Plasma economics — Case study

29 29 Plasma economics — Case study

30 30 Plasma economics — Case study

31 31 Plasma economics — Case study

32 32 Plasma economics — Case study

Situation of the two companies in 2010
Regarding fractionation & IVIG purification capacity

FRACTIONATION

- FRACTIONATION PLANT BARCELONA : 2,1 M L
- FRACTIONATION PLANT LOS ANGELES : 2,2 M L
- OLD FRACTIONATION PLANT CLAYTON : 2,6 M L
- FRACTIONATION PLANT MELVILLE : 1,6 M L
- NEW FRACTIONATION PLANT CLAYTON : IN CONSTRUCTION

IVIG PURIFICATION

- FLEBO DIF PLANT BARCELONA : 7,0 M Gr
- FLEBO PLANT BARCELONA : 5,0 M Gr
- FLEBO DIF PLANT LOS ANGELES : IN CONSTRUCTION
- GAMUNEX PLANT CLAYTON : 20,0 M Gr

33
GRIFOLS a new era begins

34 Fractionation & IVIG purification: 2010

35 FRACTIONATION _ CONSTRUCTION OF A NEW FRACTIONATION PLANT IN BARCELONA BEGINS IVIG PURIFICATION _ FLEBO DIF PLANT IN LOS ANGELES ENTERS THE VALIDATION PROCESS. _ APPROVAL FROM THE F.D.A. TO USE FRACTION II+III FROM LOS ANGELES AS A STARTING MATERIAL TO PRODUCE GAMUNEX IN CLAYTON. Major changes during 2011

36 Fractionation & IVIG purification: 2011

37 FRACTIONATION _ NEW FRACTIONATION PLANT IN BARCELONA STARTS VALIDATION PROCESS. _ NEW FRACTIONATION PLANT IN CLAYTON STARTS VALIDATION PROCESS. IVIG PURIFICATION _ FLEBO DIF PLANT IN BARCELONA WILL SEE A CAPACITY INCREASE : FROM 7,0 M Gr TO 10,5 M Gr _ GAMUNEX PLANT IN CLAYTON WILL SEE A CAPACITY INCREASE : FROM 20,0 M Gr TO 24,0 M Gr _ FLEBO PLANT IN BARCELONA TO SHUT DOWN Changes forecasted for 2012-2013

38 Fractionation & IVIG purification: 2012 — 13

39 FRACTIONATION _ NEW FRACTIONATION PLANT IN BARCELONA APPROVED. NEW CAPACITY OF : 1,0 M L _ NEW FRACTIONATION PLANT IN CLAYTON APPROVED AT THE END OF THE PERIOD. NEW CAPACITY OF : 6,0 M L _ MELVILLE FACILITY RETURNED TO KEDRION IVIG PURIFICATION _ FLEBO DIF PLANT IN LOS ANGELES APPROVED. NEW CAPACITY OF : 10,5 M Gr Changes forecasted for 2014 — 15

40 Fractionation & IVIG purification: 2014 — 15

41 FRACTIONATION _ NEW FRACTIONATION PLANT IN BARCELONA WILL SEE A CAPACITY INCREASE FROM 1,0 M L TO 2,0 M L _ OLD FRACTIONATION PLANT IN CLAYTON WILL BE SHUT DOWN. IVIG PURIFICATION _ FLEBO DIF PLANT IN LOS ANGELES WILL SEE A CAPACITY INCREASE FROM 10,5 M Gr. TO 14,0 M Gr. POSSIBLE CONVERSION TO GAMUNEX Changes forecasted for 2016

42 Fractionation & IVIG purification: 2016

43 2016 goal: ideal match between fractionation and purification Yield x 4 Gr/Lit.

44 Summary • Raw material being of human origin demands an exquisite treatment • Errors are not acceptable. Efforts in that direction must be constant and all new technologies available must be tested and/or implemented • R & D opportunities are nearly limitless (new proteins and/or new indications) • Economically wise, it is a must to market at least three proteins from each liter of plasma • Trade marks and brands are very important. Most patients rely on them • Any project is long term (new facilities, new products, new indications, clinical assays...) • Certain errors by competitors may not affect positively the rest of the players • As mentioned in the first slides : Quality is not enough ... safety above all !

Integration Process Status Thomas Glanzmann — Chairman Board Grifols Inc. -

46 Grifols: A new era begins • Number 3 ranked vertically integrated plasma derivatives producer • Expanded plasma collection and fractionation capabilities • Only company to offer 5% and 10% IVIG solution • Enhanced US presence and global footprint • Complementary R&D pipeline • Significant synergies expected • US market leader in IVIG 5% solution • Existing and available FDA licensed manufacturing capacity • Extensive international sales, marketing and logistics network • Well established, premiere source plasma collection operation • Serological testing laboratory with additional capacity coming on-line • Dedicated engineering company for biologic facility design and construction • Well established IVIG 10% and A1PI brand recognition in the United States • Manufacturing capacity constraints for near to mid term • Strong native clinical research program including subcutaneous IG and recombinant plasmin • Developing source plasma collection operation not-yet self sufficient • Broad portfolio of hyperimmune and specialty immune globulin therapies

47 Integration executive summary • Integration is on-track and proceeding well • Comprehensive integration process in place • New operating structures implemented • Executive management appointments made and are operational • Integration priorities are on track • Fr II+III paste transfer from LA approved, shipped and in process

48 Integration goals • Create a sustainable industry leader • Establish an integrated company operating as one • Deliver financial commitments and targets

49 Integration guiding principles • Invisible to customers • Capture best of both worlds • Deliver mechanical integration in 100 days • Do homework thoughtfully and make decisions for long term value creation

50 Integration approach IMO IMO Integration Steering Committee Sales and Marketing Mfgr / Plasma / R&D Finance and Planning Investments IMO IMO IMO IMO IMO IMO Human Resources Info. Tech. Communication Legal Functional Cross Functional

51 Timetable and overview • Appoint Grifols Steering Committee members • Appoint Grifols IMO members • Prepare day / week 1 presentations / activities • Prepare Grifols communications plans • Identify key priorities for the first 100 days • Management meetings • Site visits • Integration kick-off meeting • Employee meeting • Investor Meeting • Functional break-out meetings • Pursue team integration work plans • Define and implement target operating model • Implement new organizations and name change • Establish joint financial reporting / control • Achieve the key priorities identified (Quick hits) • Complete combined long range and value creation plan • Verify synergies • Follow-up reporting (weekly / monthly) Pre-closing planning Closing week 1 Kick off day 100 Implement Q4 and onward • Capture the most relevant short term synergies • Pursue longer term value adding synergies from combined operations • Status reporting (monthly)

52 Top priorities • Create one customer interface • Establish one global operating company • Leverage products (IVIG) and manufacturing opportunities • Establish one plasma sourcing organization and structure • Align financials and reporting • Verify and pursue synergies

53 Create ONE customer interface • Customer facing organizations merged in US and Canada under one leadership • Talecris international business integrated in Grifols global operational framework • In US established sales and marketing business units (IVIG, Alpha 1, coagulation) • US key account management aligned • Common policies and incentives being implemented All customers retained

54 Establish ONE global operating company • Grifols SA executive management team appointed • Grifols Inc Board and management established • Common global functional organizations under one leadership in place • Global name change to Grifols in execution • Legal entities consolidated and aligned • HR philosophy and policies aligned • US headquarter — Los Angeles designated Organizational merger completed

55 Grifols Inc — US Management Team Gregory G. Rich President & CEO Grifols Inc. David Bell Executive Vice President & General Counsel Max de Brouwer Corporate Vice President & Chief Financial Officer Los Angeles North Carolina Shinji Wada Executive Vice President Plasma Operations Joel Abelson Corporate Vice President Commercial Operations Lori Anteau Corporate Vice President Human Resources Jim Engle Vice President Information Technology Mary Kuhn Executive Vice President Manufacturing Operations Eric Wolford Senior Director Medical Affairs

56 Leverage products (IVIG) and manufacturing opportunities • FDA approval received in July • Transferred Fraction II+III for manufacturing of additional Gamunex • First lots being produced for sale in 2012 • Global product portfolios being aligned • Teams in place to explore and pursue manufacturing opportunities First significant operational synergies being realized

57 Establish ONE plasma sourcing organization and structure • Plasma organizations merged under one leadership • Support functions consolidated and aligned • 147 centers aligned in regions • Common philosophy and guidelines implemented • Testing leverage opportunities being pursued One plasma sourcing organization operational

58 Strategic rationale of the transaction • Fully complementary Business models • Optimization of commercial, industrial and R&D projects • Geographical fit • Enhancement of Grifols presence in the US • Creation of the 3rd worldwide haemoderivatives vertically integrated manufacturer • Increase of plasma collection and fractionation capacity to meet the sustained global demand growth • The integration of both companies will allow to obtain significant synergies with a run rate of approximately $230 million from 2015 onwards • The synergies to be obtained will overpass the premium paid, creating value for the shareholder • Quick deleverage due to the strong cash flow generation derived from the business and synergies Financial overview for shareholders Business strategic overview _ _

59 Financial synergies on track Revenue 0 (*) Initial target Current assessment Plasma collections ~ 15% = Manufacturing leverage and optimization ~ 45% + OPEX ~ 40% + TOTAL ~ $230 (*) Expected synergies, not yet quantified

60 Achievement summary • Business progressing — now with one customer interface • Organizational merger complete • First industrial synergies being materialized • One plasma organization operational • Financial reporting and common approach established • Financial synergies confirmed and exceed preliminary estimates • Complying with FTC requirements (Kedrion)

61 Next steps • Cultural company consolidation focus • Finalize the R&D portfolio for sustainable growth contributions • Pursue capacity and technology alignments • Refine CAPEX requirements • Pursue longer term market opportunities for combined product portfolio CAPTURE ALL IDENTIFIED SYNERGIES

Plasma Procurement Management Shinji Wada — President Plasma Centers Grifols Inc. -

63 Discussion points • Grifols philosophy for Plasma Sourcing • Historical overview • Integration of Grifols plasma companies • Plasma collection capacity and flexibility • Testing and logistics • Summary

64 • Plasma as a Raw Material vs. plasma as the integral part of product • Grifols offers complete transparency of the origin of each source plasma unit — PediGri® program • Recovered plasma vs. Source plasma? — Grifols only offers custom manufacturing service with Recovered plasma » Spain, Canada, Czech, Slovakia — Challenging GMP compliance for Recovered plasma processing at blood banks — Robust medical history & viral test results of Source plasma donors — Lookback and 60 days inventory hold for Source plasma minimize risk of unsuitable units go into fractionation pool — Limited availability of Recovered plasma to support long term growth of global demands Grifols philosophy for plasma sourcing All commercial sales of Grifols plasma products (except custom fractionation) have been and will be 100% supported by Source plasma

65 Liters (000) # of Centers Series of center acquisitions 2002: SeraCare (43 centers) 2006: Bio-Life ( 8 centers) 2006: PlasmaCare (14 centers) 2007: BioMedics (4 centers) 2008: AmeriHealth (1 center) + 2011: TPR (67 centers) Grifols Plasma: continued expansion of donor center network 0 1000 2000 3000 4000 5000 6000 7000 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 0 20 40 60 80 100 120 140 160 Plasma Collection # of Grifols Centers Proforma

66 Grifols Investments 2002 SeraCare acquisition 2006 PlasmaCare acquisition Bio-Life acquisition 2007 BioMedics acquisition 2008 AmeriHealth acquisition 2010 San Marcos Lab Grifols 2002 — 2010 Total: $370 Talecris Investments 2006 Initial IBR acquisition 2007 IBR acquisition II 2008 IBR acquisition IIIa 2009 IBR acquisition IIIb Talecris 2002 — 2010 Total $258 Grifols & Talecris Total $628 Continued capital investment for plasma operation (US$ Million) 0 20 40 60 80 100 120 140 160 2002 2003 2004 2005 2006 2007 2008 2009 2010 Grifols Talecris

67 Integration of Grifols Plasma companies Strategic decision was made to operate three plasma companies, Biomat USA, PlasmaCare and TPR to be managed by one leadership team and one supporting structure • Although legal entities (Biomat USA, PlasmaCare & TPR) and corresponding licenses will be maintained due to regulatory reasons, one management strategy should be applied to all donor centers • Field driven operational structure (each division to be fully functional and accountable for day-to-day operation) • Robust medical and quality structure • Streamlined testing and other logistic functions/processes • Only value added changes to be applied to each operating procedures

68 • Center operation is divided into East and West • 147 centers to be geographically divided into 8 divisions • Average 18 centers per division • Each division has Operational, Quality, Medical and Training Leadership — General Manager and Head of Quality — Operation Managers — Quality Managers — Division Medical Doctor and Training Manager • Corporate oversight through: — Robust Corporate Compliance Audit team — Electronic Documentation Systems for Quality and Training — Live Monitoring of Donor Management System — Home grown 510K certified Inventory and Quality IT system — Systematic review of Operational and Quality KPI New Grifols Plasma operational structure

New Grifols Plasma management structure


GRIFOLS PLASMA MANAGEMENT GROUP
Quality Regulatory Compliance & Training
Planning & Control
Corporate Development
Medical
Grifols Academy
Plasma Testing Labs
Operations West
Operations East
Operational Support
LAB Group
Austin Lab
Raleigh Lab
San Marcos Lab
LOGISTIC Group
COL Logistic Center
North Carolina Logistic Center
D. 8 Northwest
D. 7 Southwest
D. 6 Midwest
D. 5 Central Texas
D. 4 Gulf Coast
D. 3 North Central
D. 2 South East
D. 1 North East
PlasmaCare
TPR
Biomat USA

69
GRIFOLS a new era begins

70 Grifols Plasma 147 donor centers network

71 • No closure of donor center • No change for donor center organization and staffing • Re-distribution of talents from corporate to field oversight functions • Re-sizing and streamlining of Corporate Administration and supporting functions New Grifols Plasma re-structuring highlights Re-structuring synergy identified • Corporate overhead reduction • Field oversight efficiency improvement • Logistic efficiency improvement • Reduction of outsourced services • Alignment of vendors and improved terms of purchase contracts • Alignment of donor recruitment programs Re-structuring of Grifols Plasma

72 Continued plasma volume improvement Center Acquisition 0 22 4 1 0 0 0 New Center Opening 0 2 0 3 0 0 0 2 2 2010 5 6 2007 4 8 2008 Major Expansion 1 2 4 2 Relocation to New Facility 5 5 4 5 Grifols Centers 2005 2006 2009 2011 Center Acquisition 33 3 3 12 0 0 New Center Opening 0 13 12 0 0 2 3 2 2010 2 0 2007 7 2 2008 Major Expansion 0 2 3 Relocation to New Facility 0 1 0 Talecris Centers 2005 2006 2009 2011

73 4.000.000 4.500.000 5.000.000 5.500.000 6.000.000 Jan-10 Apr-10 Jul-10 Oct-10 Jan-11 Apr-11 Jul-11 New Grifols 147 centers last 12-month collection (liters) Inventory optimization

74 Grifols Plasma centers: various stats of center operation 0 10 20 30 40 50 < 25,000 < 35,000 < 45,000 < 60,000 > 60,000 # of Centers 0 10 20 30 40 50 < 36 < 42 < 48 < 54 > 54 # of Centers Beds capacity Annual liters 0 10 20 30 40 50 < 20 <30 <40 < 50 > 50 # of Centers # of employees

75 • By adjusting some operational parameters, each donor center is capable in controlling #} 5 to 15% of collection run rate — Operation days/hours — Advertisement and Donor Recruitment Programs — Incentive programs — Controlling new donor enrollment • Collection capacity expansion opportunities — Increase # of beds/machines. Current number of beds/machines at 147 centers can be increased by 20% without expanding facilities — License relocation of smaller facility (< 36 beds) to larger facility (> 60 beds). One center relocation to yield 30,000 to 40,000 liters collection increase — New center opening Flexibility in adjusting plasma collection to final product demands

76 • Planning phase 3 — 6 months — Site search — Lease negotiation/execution — Engineering and construction permit submission • Construction phase 3 — 12 months — Leasehold improvement 3 — 6 months — Ground-up 9 — 12 months • Regulatory approval phase 15 — 24 months — Pre-inspection operation 3 months — Pre-licensure FDA inspection and approval 6 — 9 months — European PMF amendment and approval 6 — 12 months • The entire process 21 to 42 months New Donor Center opening timeline

77 30% 23% 15% 14% 11% 7% Donor Fees Direct Labor Other Variable Testing Softgoods Other Fixed Heavy weight of valuable costs in plasma Impact of fixed labor is limited in total labor cost Plasma cost structure

78 Added value to donor center network: Speciality Plasma programs • Grifols Donor Center network is capable of supporting various “Speciality Plasma programs” — Anti-HBs plasma — Anti-Tetanus plasma — Anti-D plasma — Disease state plasma (for diagnostic use) — Special Red-Cells program • Unique capabilities in supporting various Clinical or Epidemiological Studies — Clinical study capability in some donor centers — Unlimited access to healthy volunteers with any demography — Established sample logistics and centralized testing laboratories

79 1. Donations are held at the donor center while plasma samples are sent for testing 2. Test results are reported to the center through the computerized Donor Management System (DMS) 3. Donations meeting Grifols’ donor screening and testing criteria are shipped to warehouse for inventory hold 4. Acceptable donations are released for production after the hold period Grifols Plasma testing and logistics

80 Raleigh Testing Laboratory, NC • 76,000 SQF multi-use building • 108 employees • 4 million donations testing • NAT 5 markers San Marcos Testing Laboratory, TX • 75,000 SQF building • 16 employees • Will be expanded to 8 million donations testing capacity • Serological, NAT and other ancillary tests • Pre-licensed status Austin Testing Laboratory, TX • 25,000 SQF building • 80 employees • 3.5 million donations testing • Serological, NAT and other routine/ancillary tests Grifols Plasma Testing Laboratories

81 Logistics is the key element of plasma operation COI Logistic Center, CA • 164,000 SQF building • 20,000 SQF plasma freezer with 2,000 pallet positions • Inventory hold and plasma clearing functions • Support LA fractionation & shipments to Barcelona (120 x 40 ft. containers/year) Benson/Clayton Logistic Center, NC • 38,000 + 18,000 SQF buildings • 31,000 + 6,400 SQF plasma freezer with total 3,500 pallets positions • Inventory hold and plasma clearing functions • Support Clayton fractionation

82 • Grifols now owns and operates the world largest plasma collection network with 147 donor centers • New Grifols Plasma Management Group will provide all donor centers with robust supporting functions, resources and appropriate guidance/oversights • Grifols Plasma has a sufficient plasma collection capacity to support the company’s Plasma demands for coming years without increasing number of centers • Grifols Plasma has a significant flexibility in adjusting and matching its plasma collection to the demand of plasma therapies. • Grifols Plasma will further invest into its plasma logistic infrastructure to improve its quality as well as operational efficiency • Grifols will further enhance its medical coverage and activities to support the health and well-being of plasma donors • Grifols Plasma will continue investing into its employees through Grifols Academy educational program Summary

83 Collection of High Quality Source Plasma has been and will be the highest priority of Grifols for its sustainable growth and contribution to the global patient communities

Capex Mary Kuhn — President Manufacturing Operations Grifols Inc. -

85 Capital expenditure plan 2011 — 2015 Values in Million € 2011 2012 2013 2014 2015 2011-2015 North Fractionation Facility (NFF) 188 71 36 11 306 NFF/Albumin Expansion 2 10 20 4 0 36 Plasmin Purification facility 0 0 20 30 10 60 Other Purification Expansion 24 20 7 15 20 86 Maintenance 9 11 11 9 9 49 Clayton — North Carolina 223 112 94 69 39 537 Other Purification Expansion 5 4 7 3 0 19 IVIG completion in Facility B330 4 0 4 Maintenance 1 3 8 7 6 25 Los Angeles — California 6 11 15 10 6 48 New Fractionation San Marcos — Texas 0 0 0 0 15 15 New Fractionation Facility 1M.Litres 2 17 3 21 Other Purification Expansion 3 3 0 0 0 7 Maintenance 4 12 7 17 19 58 Barcelona — Spain 9 31 10 17 19 85 Total Grifols Bioscience Facilities 238 154 118 96 79 686 (1) Planned approval 2015 (2) Planned approval 2019 (3) Planned approval 2014 (1) (2) (3)

86 Capital expenditure plan 2011-2015 — II 2011 2012 2013 2014 2015 2011-2015 Total Grifols Bioscience Facilities 238 154 118 96 79 686 Plasma 0 Expansion and Relocation donor centers 9 15 11 11 27 73 Testing Lab 4 8 6 9 1 27 Maintenance — Logistics 6 6 4 4 3 23 Total Grifols Plasma 20 29 20 24 30 123 Hospital & Diagnostic Grifols Hospital & Diagnostic 21 10 12 5 5 53 Corporate Grifols Corporate 16 31 10 16 10 84 Commercial Commercial 1 3 4 3 7 18 Total Capex 296 227 165 144 132 964

87 Manufacturing process overview Cryo. Fr. I Fr. II+III Fr. IV-1 Fr. V Purification Pool & Thaw Aseptic Fill (Freeze Dry) Fractionation Factor VIII Factor IX IGIV Alpha-1 AT-III Albumin

88 • Fractionation — under construction • FVIII, albumin — existing capacity • Alpha-1, ATIII - new facilities (Clayton) • IVIG — new facility (L.A.) IVIG: mechanically complete in 2011 Prolastin-C: licensed 2009 AT-III: filed 2011 Balanced capacity for all fractions

89 North Fractionation Facility monthly progress curve 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% PLAN INC — TOTAL 0.4% 0.5% 1.1% 1.5% 1.3% 1.7% 2.4% 2.1% 1.8% 1.6% 2.6% 2.1% 4.4% 4.8% 4.9% 7.7% 7.4% 8.1% 10.0% 8.0% 7.9% 6.0% 4.5% 3.7% 3.3% 0.4% ACTUAL INC — TOTAL 0.4% 0.5% 1.1% 1.5% 1.3% 1.7% 2.4% 2.1% 1.8% 1.6% 2.6% 2.1% 4.5% 4.8% 4.9% 8.0% 6.7% 8.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% F/C INC - TOTAL 10.7% 8.3% 7.7% 5.8% 4.3% 3.8% 3.2% 0.6% PLAN CUM — TOTAL 0.4% 1.0% 2.1% 3.5% 4.9% 6.6% 8.9% 11.0% 12.8% 14.4% 17.0% 19.0% 23.5% 28.3% 33.1% 40.8% 48.2% 56.3% 66.3% 74.3% 82.2% 88.2% 92.6% 96.3% 99.6% 100.0% Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10 Oct-10 Nov-10 Dec-10 Jan-11 Feb-11 Mar-11 Apr-11 May-11 Jun-11 Jul-11 Aug-11 Sep-11 Oct-11 Nov-11 Dec-11 Jan-12 Feb-12 Mar-12 Apr-12 Mar 2010 Mar 2011 Sept 2011 Apr 2012 Incremental progress Cumulative progress Plan Actual Forecast

90 4/09 2010 3/10 2011 10/11 4/13 5/12 Permits, Engineering & Procurement Construction Commissioning / ETP / OQ EM / PQ / CV / PV 10/11 2012 4/12 2013 2014 2015 Pre-plan Automation software delivered Sitework started Certificate of Occupancy issued Initiate Commission process OQ Post ETP Process runs begin Licensure Approval North Fractionation Facility master schedule

91 • Fractionation capacity increases to 6mm liters • Same process with updated technology • Closed processing and minimal operator intervention to optimize compliance • Increased batch sizes; highly automated; minimal clean and cold room space to optimize operating costs • More aggressive licensure schedule with modular construction and Westphalia BSH30 Pilot North Fractionation Facility objectives

92 _On time Supported by local & state Government Before After _On budget Super Skid Shop New NFF North Fractionation Facility (NFF)

93 • 150,000 sq ft facility • Only 12% clean room space • Infrastructure nearly 100% complete • Construction 62% complete • 2,347 tons of structural steel October 2011 North Fractionation Facility to Date

94 • Enhanced heat transfer accelerates thawing optimizing yield • Fully steam sanitizable • Located completely in clean “non-classified” space • More efficient pooling Class C CNC Thawing: same process, new technology

95 What is a “skid” ? • Skid includes piping, electrical, equipment and instrumentation for unit process • Detailed view of alcohol initiation valves on top of precipitation tank skid

96 “Super skid” shop • Build completely out of place in “clean” environment • Simultaneous construction of building and equipment • Enhanced quality and efficiency of assembly • Equipment testing prior to final installation

97 • Closed processing •Minimal equipment in clean room space • Enhanced temperature control •Maximized solid and effluent recovery • Steam sanitizable The old Sharples The new Westphalia BSH30 Protein separation: same process, new technology

98 Eighteen super skids are being constructed in the “shop” on site and then transferred to the NFF building One super skid transfers to North Fractionation Facility

99 • Weighs 800,000 pounds • 120,000 man hours to fabricate • 1,694 valves • 9,400 welds Precipitation unit

100 Super skid installed in North Fractionation Facility

101 Project includes infrastructure/ piping for NFF as well as future North property expansions North Fractionation Facility Project — exterior piping

102 Utilization of Grifols Engineering and technology allows acceleration of plan for Fraction V capacity Expanded scope includes capacity for Fraction V

103 Summary manufacturing operations / CAPEX • Capital investment plan balances capacity • North Fractionation Facility project is progressing as scheduled and within budget • Capital investments increase capacity, efficiency and reliability of future manufacturing operations

Financials Alfredo Arroyo — CFO Grifols, S.A. -

105 Key Magnitudes LTM June 2011 (1) Stock price at Oct. 11th, 2011 (2) Excluding Talecris Headcount 11,174 Countries with Market Distribution 100 Countries with direct Subsidiaries 24 Fractionation capacity in liters (million) 8.5 Plasma Collection Centers (USA) 147 Collections in-house liters (million) 5.6 Net Revenues (€ million) 2,268 Adj. EBITDA (€ million) 593 Adj. Net Income (€ million) 295 Operating Cash Flow (€ million) 280 Market Cap (Shares A+B) 3,807 (1) # Patents 673 (2) # Licenses 624

106 Sales by Division YTD June 2011 (Million €) Actual 2010 Actual 2011% growth % growth at constant rate Bioscience(*) Others(*) Subtotal Raw Materials(*) TOTAL CONSOLIDATED (Proforma) 949.3 1,013.4 6.8% 7.6% 49.3 9.2% 8.8% Diagnostic 54.4 56.8 4.4% 3.8% Hospital 45.1 12.8 14.2 10.5% 10.6% 1,061.7 1,133.7 6.8% 7.5% 1.8 5.2 184.9% 214.6% 7.9% (*) — Maquila Kedrion reclassified from Bioscience Division to Raw Materials. — Royalties & Others moved from Bioscience Division to Others Division. TOTAL 1,063.5 1,139.0 7.1%

107 Sales by Region YTD June 2011 (Million €) Actual 2010% Actual 2011% % growth % growth at constant rate (*) — Maquila Kedrion reclassified from Bioscience Division to Raw Materials Division. TOTAL CONSOLIDATED (Proforma) USA + CANADA 622.3 58% 674.8 60% 10.28.4% % TOTAL 292.8 146.6 1,061.7 1.8 1,063.5 EU ROW Subtotal Raw Materials(*) 100% 1,139.0 308.1 150.8 1,133.7 5.2 28% 14% 100% 0% 2.9% 6.8% 7.9% 13% 100% 0% 4.8% 1.5% 7.5% 214.6% 100% 184.9% 7.1% 27% 5.2%

108 The growth drivers prospects M&A Synergies 1 year 3 years +5 years • Acquisition benefits • ƒ¢ Market share in existing markets • Interest rates optimization • Geographical expansion • Pricing management • New licenses • Economies of scale • Lower leverage, low interest • Manufacturing capacity expansion • Alliances / Partnerships • New indications • New businesses • New products — Revenue — EBITDA — Cash Flow Growth drivers

109 Confirmed operational synergy % of total cost synergies Annual synergies of $230m beyond 2015 Optimised Manufacturing SG&A R&D Plasma Collections Total 2012 2013 2014 2015 ~ 40% ~ 60% ~ 80% ~ 100% Estimated phase out synergies achievements ~ $230 p.a. 0 10 20 30 40 50 60 70 80 90 100 ~15% ~40% ~45% ~100%

Operational synergies description

~ $230m cost synergies p.a.	
Plasma collection	• Create more efficient plasma collection network • Economies of scale • Testing costs savings
Optimized manufacturing	• Fraction II+III paste approved, transferred and produced • Cross licensing of products and facilities for all manufacturing sites • Utilize processes with highest production yield • Improving plasma economics, revenue per liter
SG&A / R&D	• Optimize corporate functions • Streamline sales & marketing structure • Integrate IT and networks • R&D projects optimization

% of total cost synergies



100%
80%
60%
40%
20%
0%
~15%
~45%
~40%

➔ No revenue synergies are considered

110

GRIFOLS a new era begins

111 Significant cash synergies Capex synergies Working Capital synergies Integration costs ~ $280m until 2015 without impacting the company fractionation capacity growth ~ $50-100m inventory optimization, up to 2015 — DSO will improve as a result of the new regional share ~ $70m up to 2014, lower than the initial estimate

112 296 227 165 144 132 <81> <10> <45> <79> <67> CAPEX Plan / Synergies 2011 — 2015 Figures in $ million 363 306 210 154 213 Total Capex 1,246 Synergies <282> _______ Capex Net 964 ====== 2011 2012 2013 2014 2015

113 Quick deleverage path aligned with projections used for financing Leverage ratio: Net Debt / Adj. EBITDA Proforma 2010 Proforma Actual LTM June 2011 2012E 2013E 2014E 4.8 4.4 6.0 4.3 3.4 3.0 Financial covenants Estimate

114 Financing acquisition package to pay Talecris cash consideration and refinance existing Grifols and Talecris debt • $3.4bn senior secured facilities structured with a combination of: - $300m Revolving Credit Facility tranched as $250m / $50m euro equivalent, 5 year, L + 375 bps (1) - $1.5bn Term Loan A tranched as $1.2bn / $300m euro equivalent, amortising, 5 year, L + 375 bps (1) - $1.6bn Term Loan B tranched as $1.3bn / $300m euro equivalent, bullet, 6 year, L + 425 bps (1) • The $1.1bn high yield issuance priced in January 2011 — Marketed at 8.25% Loans $3.4 High yield $1.1 Total $4.5 1. Pricing on the Euro tranches is 25 bps wider than the dollar tranches Source Amount ($bn)

115 1,100 1,516 256 747 241 17157 5 8 2011 2012 2013 2014 2015 2016 2017 2018 Debt Maturity Profile and available Cash Limited near term maturities, approx. 85% of debt matures from 2015 and beyond Significant available liquidity via the undrawn revolver ($300 million), bilateral facilities and retained cash on balance sheet Average life 5.5 years $ million $4,200

116 900 2,562,560 0 1,900 Value creation opportunity Market value(1) stand-alone Talecris Net present value of synergies 4,460 3,460 1,000 Acquisition premium Synergies overpass paid premium 35% Value received Acquisition price Value creation (1) Talecris average stock price, 3 months previous to the announcement ($m) Value creation

117 Cerberus 14% Institutional/ Freefloat 56% Reference Shareholders 30% Grifols shareholding structure at closing Voting structure Economic structure Reference Shareholders 40% Institutional/ Freefloat 60%

118 Shares B (non-voting shares) characteristics Key non-voting share characteristics Do not carry any voting rights Redemption rights in the same terms as Grifols’ voting shares Listed on NASDAQ as ADR and Mercado Continuo (Spanish stock exchange) Preferential liquidation order vs. Grifols voting shares Entitled to the same dividend and other economic rights attributable to the Grifols voting shares(1) 1. In addition, holders of non-voting shares shall also be entitled to a minimum annual dividend of €0.01 per share Shares B + voting rights Shares A

119 Positive Grifols share price reaction Stock prices as of Oct. 11th, 2011 Source: Infobolsa CSL:-7% BAX:+36% GRF:+54% IBEX:-1% Shareholders’ commitment to the proposed acquisition of Talecris Announcement Jun 6 High Yield Bond Issuance Grifols 2010 results release Talecris 2010 results release Release of Consent Agreement with FTC and Kedrion agreements Term Loan A and Term Loan B Syndication Transaction Closing Jun 1 FTC approval Grifols1H2011 results release 70 80 90 100 110 120 130 140 150 160 170 jun-10 jul-10 ago-10 sep-10 oct-10 nov-10 dic-10 ene-11 feb-11 mar-11 abr-11 may-11 jun-11 jul-11 ago-11 sep-11 oct-11 CSL BAX GRF IBEX

120 • Strong growth drivers prospects that ensure financial outperformance • Confirmed operational synergies, potential for additional ones • Significant cash synergies are expected • Quick deleverage path as result of strong cash generation • Financing package with long term amortization schedule • Shares B with same economic rights as Shares A • Significant synergies as a source of value creation opportunity Financials — Summary

Combining expertise

122 Tuesday, October 18th, 2011: Parets del Valles • Global Commercial Area — Bioscience (Ramón Riera) 09:00 — Sales & Marketing N.A. (Greg Rich) 09:45 — Hospital and Diagnostic (Ramón Riera) 10:30 • Coffee break 10:45 • R & D Review (Juan Ignacio Jorquera) 11:15 • Coffee Break 12:00 • Site visit 12:30 • Wrap-up (Victor Grifols) 13:30 • Lunch 14:00 • Transfer to Airport / Barcelona

Global Commercial AGlobal Commercial Area Bioscience Ramón Riera — President Global Commercial Division Grifols, S.A. — .A. —

124 Agenda • Worldwide Plasma Derivative markets (Product, Region, Company) • Market evolution and outlook • Grifols global position • Grifols global product growth strategies • Key take aways

125 The Global Plasma Derivatives 2010 by product (1) IVIG 41% pd FIX 2% FIBRIN GLUE 3% ACTIVATED FIX 4% A1PI 4% ALBUMIN 15% pd FVIII & vWFactor 12% HYPERIMMUNE 7% POLY. IG. SUBCUT. 3% OTHERS 9% Immunoglobulins continue to be the main product for the plasma fractionation industry. Intravenous, intramuscular and subcutaneous Immunoglobulins represent 50% of total market Source: MRB & company data (Total sales: 10.2 billion €) (1) Recombinants excluded

126 The Global Plasma Derivatives 2010 by region (1) NORTH AMERICA 40% ROW 34% EU 26% North America accounts for 40% of the global Plasma Derivatives market. The US is the most important single market and the worldwide reference for the industry Source: MRB & company data (Total sales: 10.2 billion €) (1) Recombinants excluded

127 Three companies represent c.60% of the total market * Combined sales Grifols & Talecris Source: MRB & company data (Total Sales: 10,2 billion €) CSL 19% * GRIFOLS 19% BAXTER 21% OTHERS 25% KEDRION 3% OCTAPHARMA 7% LFB 3% BIOTEST 3% (1) Recombinants excluded 2010 market share by company (1)

128 Agenda • Worldwide Plasma Derivative markets (Product, Region, Company) • Market evolution and outlook • Grifols global position • Grifols global product growth strategies • Key take aways

129 The global market has been growing double digits the past years... 3,9 4,6 4,8 5,1 5,3 5,8 7,0 11,8 14,3 0 3 6 9 12 15 US$ (Bn) 1992 1994 1996 1998 2000 2003 2005 2008 2010 CAGR: 15% CAGR: 5% Based on our estimations the Plasma Derivatives market has grown at a sustained level during 2010 (between 6 and 7%) despite the worldwide challenging economic situation. The CAGR during the last 5 years has been of 15%. Source: MRB & company data

129130 ...and is expected to continue to grow in the future • The main demand growth drivers for the expected growth will be : — New indications for IVIG, Albumin, AT III — IVIG in Neurology - Development of the Alpha 1 market, specially in Europe — Increased use of Plasma proteins in developing markets — Plasma Derivatives are products covering under-treated diseases

130 131 Agenda • Worldwide Plasma Derivative markets (Product, Region, Company) • Market evolution and outlook • Grifols global position • Grifols global product growth strategies • Key take aways

132 Bioscience Division • Bioscience Division specializes in the research, development, production and marketing of high quality plasma derivatives • Plasma derivatives are purified proteins with therapeutic properties that are obtained from fractionated human plasma. Grifols purifies these proteins from plasma donated by qualified donors • From the plasma donation to the therapeutic use of the product, a comprehensive system ensures the highest quality process standards to provide the highest level of safety for patients

133 Strong sustained growth during the last 5 years Grifols Bioscience Sales 695 617 493 364 440 773 0 200 400 600 800 2005 2006 2007 2008 2009 2010 CAGR = 16% MM € MM € Talecris Bioscience Sales 1098 964 932 654 898 1212 0 200 400 600 800 1.000 1.200 1.400 2005 2006 2007 2008 2009 2010 CAGR = 13% MM € Grifols + Talecris Bioscience Sales 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2005 2006 2007 2008 2009 2010 CAGR = 14% 1018 1985 1793 1549 1457 1338 Source: MRB & company data

Bioscience has a broad product portfolio ...

Human Albumin Grifols® 5, 20 and 25%	Gamunex® / Gamunex-C®
Albutein® 5, 20 and 25%	HyperRHO® S/D
Plasbumin® 5 and 25%	Igamad® / Igantid® / Anti-D Grifols®
Plasmanate® 5%	HyperTET® S/D
Koate DVI®	Anti-T Grifols® / Igantet®
Alphanate®	HyperHEP B® S/D
AlphaNine®	Anti Hepatitis-B Grifols® / Igantibe®
Thrombate III®	Gamastan® S/D
Anbinex®	HyperRAB® S/D
Factor IX Grifols®	Niuliva®
Fanhdi®	Igamplia® / Human Immunoglobulin Grifols® 16%
Profilnine® SD	Prolastin® / Prolastin-C®
Flebogamma® 5%	Trypsone® / Trypsan®
Flebogamma® 5 and 10% DIF	

134

GRIFOLS a new era begins

135 ...and Grifols main products hold leading positions N. pd FACTOR VIII 16% 3 ALBUMIN 16% N. 2 ALPHA 1 71% N. 1 IVIG 27% N. 1 WW POSITION MARKET SHARE PRODUCT Source: MRB & company data

136 Grifols maintains a strong position in the NA market and balanced in other regions 22% 40% 38% EU NA ROW 13% 65% 22% EU NA ROW Source: MRB & company data • In the new Company the NA sales accounts for two thirds of the total turnover in 2010 • This gives a new geographic diversification opportunity through the potential acceleration of sales growth in EU and ROW • The combined products portfolio and the international infrastructure would support this opportunity 2010 Grifols sales by Region 2010 Grifols + Talecris sales by Region 11% 6% 83% EU NA ROW 2010 Talecris sales by Region

Grifols + Talecris are globally well positioned



Canada
UK
Switzerland
Scandinavia
Germany
Poland
Czech Republic
Slovakia
France
Spain
Portugal
US
Mexico
Colombia
Brazil
Chile
Argentina
Italy
Japan
China
Thailand
Singapore
Malaysia
Australia
Grifols & Talecris Presence
Grifols Presence
Talecris Presence
Grifols Factory
Talecris Factory

137

GRIFOLS a new era begins

138 SPAIN ITALY & PORTUGAL The weight of Spain, Italy and Portugal has moved down from 33% to 16% Source: MRB & company data 11% 5% New geographic sales distribution will improve effective collection days

131 Agenda • Worldwide Plasma Derivative markets (Product, Region, Company) • Market evolution and outlook • Grifols global position • Grifols global product growth strategies • Key take aways

140 Bioscience Division overall commercial strategy — I • Increase the “Average revenue per liter of Plasma”: Promote the sales of “second tier” proteins to increase the average income per liter of plasma fractionated. Specially focus on Prolastin and Antithrombin. In the longer term proteins such as Fibrinogen, Thrombin and Plasmin • Consolidate Grifols global and US leadership position in IVIG: Maximize the promotion of Gamunex for CIDP indication in developed markets. Promote the dual brand strategy and opportunity globally (Gamunex and Flebogamma) • Strengthen global pd Factor VIII position: Extend and secure the penetration of pd Factor VIII in the treatment of Haemophilia worldwide

141 Bioscience Division overall commercial strategy -II • Drive geographic expansion: Pursue long term growth opportunities in EU and ROW through combined worldwide commercial network and product portfolio leverage. Develop new geographical balance of sales • Expand global usage of Prolastin: Develop Alpha Antitrypsin deficiency treatment in under-diagnosed markets, replicating the successful US Talecris model • Increase own brand sales by reducing sale of intermediates: Step up sales with own brand products versus the current intermediate materials sales. Specially Albumin and Factor VIII

142 Contract manufacturing: a business model that is key for Grifols in several markets • Spain: Since 1978 Grifols fractionates Spanish Hospital Plasma — Almost 400,000 liters fractionated in 2011 — Full range of products produced: Albumin, AT III, FVIII, FIX, IVIG and A1PI • Canada: Since 1988 Grifols (Bayer / Talecris) is the primary supplier to the Canadian Blood System • Czech and Slovak Republics: Since 1992 Grifols has fractionated over 700,000 liters manufacturing a full range of products Contract manufacturing (maquila) experience: Plasma fractionated and products returned to plasma providers for a manufacturing fee

143 Polyvalent Immunoglobulin Indicated for the treatment of primary immunodeficiencies, certain secondary immunodeficiencies, chronic inflammatory and certain autoimmune diseases • Gamunex is the unique immunoglobulin licensed with the CIDP • Gamunex-C is approved for intravenous and subcutaneous administration • Flebogamma DIF is the only ready to use product globally available with 5% and 10% strengths Flebogamma® 5% Flebogamma® 5 and 10% DIF Gamunex® / Gamunex-C® (IV — Subcut) Grifols worldwide market share and growth strategies: IVIG

144 4 7 9 12 27 41 56 58 65 97 120 137 14Canada 0 US Australia France Spain1 UK Italy Germany Japan Turkey1 Brazil China2 Russia1 IVIG consumption per capita in selected countries — 2010 (Grams per thousand inhabitants) IVIG Potential uses under-diagnosed and under-treated in many world markets Sources: all MRB except Japan (2009#L BPRO) (1) 2010’ estimates (2) 2009

145 *GRIFOLS 27% N.1 Worldwide • Drive Gamunex as the only IVIG with CIPD indication in the US and other markets • Pursue this market segment with a dedicated neurology salesforce • Position Flebogamma® DIF in market segments which consider the added value of having both concentrations • Extend penetration in developed markets using the strategy of the dual product line * Combined 2010 sales Grifols & Talecris Source: MRB & company data Grifols worldwide market share and growth strategies: IVIG Grifols + Talecris would have been global leader in 2010. Gamunex and Flebogamma accounted for 27% market share

146 Indicated for chronic augmentation therapy in patients with congenital deficiency with clinically demonstrable pulmonary emphysema. • Global leaders and market pioneers in the treatment of pulmonary emphysema. Alpha-1-Antitrypsin Prolastin® / Prolastin-C® Trypsone® / Trypsan® Grifols worldwide market share and growth strategies: Alpha1 Antitrypsin

147 *GRIFOLS 71% N.1 Worldwide Source: MRB & company data • Replicate the successful Talecris US sales model to other markets specially Europe to increase penetration with Prolastin • Improve market access and reimbursement in several European and Latin American markets • Improve diagnosis of Alpha 1 deficiency worldwide, through awareness and detection campaigns • Step up marketing of Prolastin® through our own commercial network * Combined 2010 sales Grifols & Talecris Grifols worldwide market share and growth strategies: Alpha1 Antitrypsin Grifols + Talecris would have been a strong number 1 with opportunities

148 Indicated in restoration and maintenance of circulating blood volume where deficiency has been demonstrated and use of a colloid is appropriate (shock, trauma, cirrhosis) • Broad Albumin range available at ww level Albumin solutions Albutein® 5, 20 and 25% Human Albumin Grifols® 5, 20 and 25% Plasbumin® 5 and 25% Grifols worldwide market share and growth strategies: Albumin

149 N.2 Worldwide * Combined 2010 sales Grifols & Talecris Source: MRB & company data • Sensitize healthcare professionals about albumin properties besides plasma expansion • Expand use in liver diseases in markets with lower usage • Reinforce branding strategy globally Grifols worldwide market share and growth strategies: Albumin *GRIFOLS 16% Grifols is actively working in the development of new indications of Albumin

150 Indicated in Haemophilia A, acquired FVIII deficiency and von Willebrand Disease • Leading pd FVIII’s in the management of Haemophilia in patients with inhibitors FVIII / vWF complex Alphanate® Fanhdi® Koate DVI® Grifols worldwide market share and growth strategies: pd Factor VIII

151 N.3 Worldwide * Combined 2010 sales Grifols & Talecris Source: MRB & company data • Position the Grifols pd Factor VIII as the choice in the management of Haemophilia patients with inhibitors • Expand labelling in von Willebrand indication to all countries • Sensitize healthcare professionals about strong evidences of good safety profile of pds and better cost-effectiveness than recombinant products • Promote initiatives in order to increase evidence of less incidence of inhibitors vs recombinants Grifols worldwide market share and growth strategies: pd Factor VIII *GRIFOLS 16% Grifols pd Factor VIII a strong and growing market choice 132

152 Global Portfolio is completed with a range of specialty products that provide a variety of business opportunities -I Anbinex ® Thrombate III ® Indicated in prophylaxis and treatment of thromboelic complications in hereditary and acquired antithrombin deficiency. • Thrombate is the unique plasmatic Antithrombin approved in the US Antithrombin Factor IX Grifols® AlphaNine® Profilnine ® SD Indicated in Haemophilia B FIX and FIX complex

153 HyperRAB®SD Igantibe® Niuliva® HyperHEP® B Igantet® HyperTET®SD Igamad< SUP style="FONT-size: 85%; vertical-align: text-top">® HyperRHO® SD Anti - D Antitetanus Antihepatitis B Antirabies Indicated in primary immunodeficiencies, certain secondary immunodeficiencies and post exposure prophylaxis for hepatitis A Polyvalent immunoglobulin (IM) Igamplia® GammaSTAND® SD Hyperimmune Immunoglobulins Extensive worldwide portfolio of products indicated in providing immunity against a range of potentially fatal infections, graft reinfection after liver transplantation and Rh incompatibility Global Portfolio is completed with a range of specialty products that provide a variety of business opportunities — II

154 Agenda • Worldwide Plasma Derivative markets (Product, Region, Company) • Market evolution and outlook • Grifols global position • Grifols global product growth strategies • Key take aways

155 Key take aways • Grifols operates in an attractive growth market • Grifols has leadership positions in key products and geographies • The combination of Grifols and Talecris provides growth opportunities and synergies globally • Grifols is well positioned for the future with its strong product portfolio and its global international position

Sales & Marketing Greg Rich — President & CEO Grifols Inc. -

157 Executive summary • US continues to be a growth market — 14% sales 5-yr CAGR • Focused commercial business units designed to optimize sales potential and maximize balance of liter • #1 US market share (1) in growing underserved market segments — #1 IVIG — #1 A1PI — #1 pdFVIII — #1 ATc (1) 2010 MRB data

158 158 Plasma Protein Therapies: industry background Strong growth: $4.8Bn(1) sales — Under-diagnosed and under-treated indications — 14% sales 5-yr CAGR — Long-term anticipated 5 — 8% growth Note: Share statistics are based on sales of non-recombinant products only (1) 2010 MRB data $2,4 $3,1 $3,5 $4,0 $4,5 $4,8 2005 2006 2007 2008 2009 2010 CAGR=14% Source: MRB U.S. Plasma derivative sales ($Bn)

159 US Business units focused on demand stimulation Immunology / Critical Care Pulmonary Haematology / Diagnostics/ Hospital All products Legacy US commercial structure Focused business units

160 Dedicated sales forces support specific therapies Pulmonary Immunology / Critical Care Haematology / Diagnostics/ Hospital Over 200 sales reps promote products and drive product branding Focused business units

Leading products for under-treated diseases







	Immunology	Pulmonary	Haematology / Diagnostics/ Hospital
Combined share	IVIG (1) #1 sales share(2) in United States	Alpha-1 Antitrypsin #1 sales share(2) in United States	pdFVIII #1 sales share(2) in United States Thrombate #1 sales share(2) in United States
Primary indication	Primary Immune deficiency (PI), CIDP, ITP	Alpha-1 Antitrypsin deficiency	Haemophilia A, Haemophilia B, von Willebrand, Hereditary ATIII deficiency
Orphan drug population	✓	✓	✓

Notes: Share statistics are based on sales of non-recombinant products only
(1) Gamunex-C & Flebogamma
(2) 2010 MRB data

161

GRIFOLS a new era begins

162 34% 27% 34% 6% 162 2010 IVIG U.S. sales share (% of sales) Source: 2010 MRB data CSL Octapharma Leading products for under-treated diseases 2010 A1PI U.S. sales share (% of sales) (1) Combines product sales for Grifols and Talecris Baxter 54% 5% 41% 2010 pdFVIII U.S. sales share (% of sales) 2010 ATc U.S. sales share (% of sales) 64% 11% 24% GTC 95% 5% CSL Baxter CSL Baxter (1) (1) (1) (1)

IVIG – increased diagnosis drives growth

- U.S. volume has grown at a 16% CAGR(1) for over 20 years
  - Treats genetic and acquired immune deficiencies and autoimmune disorders
  - Increased use from additional indications
- Unit demand for IVIG projected to grow long-term at 6 – 8% for both International and U.S.
  - Under-diagnosing, under-dosing
  - Increased use in developing markets
  - R&D for new indications
  - No recombinant or synthetic means of producing IVIG currently exist



U.S. IVIG patient counts
~900,000**
Incidence of High Priority Conditions in Patients Treatable with IG
~400,000**
Diagnosed Patients
~191,000*
Patients on IG

*Source: 2009 Harris Interactive US IG Habits & Practices Research (Model Derived); n = 4,144 (14 specialties across 43 conditions) for incidence screen portion of study; n = 1,045 (including 350 Neurologists) for full survey portion of study; 99% confidence interval assigned by Harris Interactive to IG model data. **Incidence & Prevalence databases.*

(1) CAGR calculated from 1986 – 2009 (MRB)

163

GRIFOLS a new era begins

164 Source: 2009 US IVIG Habits & Practices Research — Model Derived ITP 26% Licensed • Gammagard Liq. • Octagam 32% Licensed • Privigen •Gammagard S/D GRIFOLS(2) 61% Licensed PI 26% 6% CIDP 29% Other Neuro 22% Other 17% U.S. IVIG use by volume (%) Grifols(2) FDA licensed indications (PI, ITP, CIDP) represent a significantly higher percentage of market than any other IVIG product IVIG portfolio profile and dedicated sales force drive competitive advantage • CIDP indication makes Grifols only(1) leading company with access to neurology — Orphan drug exclusivity through 2015 — Patented caprylate process — Dedicated immunology/critical care sales force (1) Gamma-Ked also has CIDP indication. (2) Gamunex-C indicated for PI, ITP, and CIDP, Flebogamma indicated for PI.

165 165 2010 US sales share ($2.8B) (% of sales) 34% CSL 27% Baxter 34% 6% Octapharma U.S. IG Dollar sales share (MRB) 2009 US sales share ($2.6B) (% of sales) (1) Combines Gamunex and Flebogamma for 2009 & 2010 CSL Baxter Octapharma (1) 31% 25% 35% 9% Source: MRB Baxter + (1) +

166 166 Key takeaways on Gamunex-C and Flebogamma DIF • IVIG — Usage has grown at 16% CAGR over last 20 years — Predicted to grow at 5 — 8% over long-term • Gamunex-C — Premium 10% liquid IVIG product — Double U.S. market access versus competitors for licensed indications — Patented caprylate process • Flebogamma DIF — Only liquid IVIG product available in both a 5% and 10% concentration to meet a broad range of medical needs • Promotion — Exclusive call point into neurology with Gamunex-C — Dedicated immunology/neurology sales force — Leading IVIG market share with combined Gamunex-C and Flebogamma portfolio

Prolastin-C – significant untapped potential

- Strong demand
  - Chronic, life-extending therapy helps ensure certainty of demand
  - U.S. A1PI sales have increased at a 6.1% CAGR since 2005
- Significant opportunities to expand sales
  - Patients remain under-identified and under-treated
  - 0.5% – 1% (1) of the 40 million patients with COPD have A1PI Deficiency
  - Simple blood test for diagnosis
  - Multiple EU countries with significant patient registries & no reimbursed A1PI product

N.A. and Europe A1PI deficiency patient counts



[000s]
250
200
150
100
50
0
200.0
11.0
5.5
Estimated Prevalance
Currently Identified
Currently Treated²

Medical education and diagnostic testing drive patient identification

(1) Sources: Lieberman et al. Chest 1986; 89:370-373, De Serres et al. Journal of COPD 2006; 3:133-139; University of Florida – using Talecris Alpha Kits
(2) Reflects MRB data and internal Talecris estimates

Sources:Silverman EK, et al. Am Rev Respir Dis. 1989; 140:961-966

167

GRIFOLS a new era begins

168 168 (1) U.S. share of 64.1% (MRB — 2010); Global share of 74% Prolastin (MRB — 2008) (2) Includes LFB (2%) and Grifols (0.3%) (3) Internal Data on File (4) Combines Grifols and Talecris products Prolastin-C — The leading A1PI product • Prolastin-C leadership position — #1 sales share in U.S. (64.1%) and globally (74%) (1) — Prolastin-C patient base in US has grown 13% since launch of dedicated sales team in 4Q09 — Prolastin is only A1PI product approved in 15 European countries; currently selling in 6 countries and seeking reimbursement in others • Direct-to-patient distribution model, Prolastin® direct — Industry leading patient loyalty (95.5%) (3) and patient compliance rate (95.5%) (3) — Proven to improve health outcomes 4 64% 11% 24% CSL Baxter 2010 A1PI U.S. sales share (% of sales) + (4)

169 169 (1) U.S. share of 45% (MRB — 2010) — Haemophilia A only (2) 17% CAGR (MRB 2006-2010) (3) Combines product sales for Grifols and Talecris Alphanate — The leading pdFVIII product for Haemophilia A • Alphanate: leadership position — #1 sales share in U.S. (45%) (1) — Usage has grown at 17% CAGR over last 5 years (2) — Among plasma derived FVIII products, sales of FVIII/vWF complex products have increased while monoclonal antibody purified products have decreased — Dedicated sales force US sales share of pdFVIII products (% of revenue) Source: 2010 MRB data 54% CSL 5% Baxter 41% (3) +

170 170 Source: MRB — Market Share — pdFVIII only Haemophilia A • Product attributes - Indicated for patients with Haemophilia A and/or von Willebrand Disease (surgical and invasive procedures) — Four convenient vial sizes with low reconstitution volume — First FVIII/vWF product in the US stable for 3 years at room temperature at or below 25#‹C (77#‹F) 2006 2007 2008 2009 2010 US unit share of pdFVIII products (% of units) Alphanate share of pdFVIII market continues to grow CAGR = 16%

AlphaNine SD – pdFIX product for Haemophilia B

- AlphaNine SD leadership position
  - #2 unit share in U.S. (41%) [(1)]
  - Usage has grown at 11% CAGR over last 5 years [(2)]
  - In 2010, the factor IX market increased 4.4% in dollar sales from the previous year
  - Dedicated sales force
- Product attributes
  - Indicated for prevention and control of bleeding in patients with FIX deficiency due to Haemophilia B
  - Reliable control of factor level with surgery
  - Consistent pharmacokinetic profile whereby one IU raises the recipient's plasma FIX level by 1%, unlike rFIX products where low recovery in some patients requires higher doses to achieve the same haemostatic effect
  - Three convenient vial sizes with 10 mL diluent

US sales share of pdFIX products

(% of revenue)

GRIFOLS + Talecris


41%
59%
CSL

(1) U.S. share of 41% (MRB – 2010)
(2) 11% CAGR (MRB 2006-2010)

Source: 2010 MRB data

171
GRIFOLS a new era begins

172 172 (1) U.S. share of 95% (MRB — 2010) (2) Combines Grifols and Talecris sales Thrombate III — The leading Antithrombin concentrate product for hereditary Antithrombin deficiency US sales share of ATc products (% of revenue) Source: 2010 MRB data 95% GTC Biotherapeutics 5% • Thrombate III leadership position — #1 market share in U.S. (95%) (1) — Limited uptake of recombinant ATc in US with 5% market share(1) — Dedicated sales force (2) +

173 Increased brand awareness and dedicated sales force drive growth of Thrombate III • Product attributes — Indications for both prevention during high risk procedures and treatment of thromboembolism in hereditary AT deficient patients — Easy to administer due to bolus dosing — Room temperature storage (1) Company data Unit volume sales (1) 0 10 20 2006 2007 2008 2009 2010 Sales ( Unit Volume, vials) CAGR = 13%

174 Albumin: annual unit growth remains strong at 8% • Albumin: market position — 26.3% share of the U.S. market (1) — Usage has grown at 8% CAGR over last 5 years (2) — Over 100 clinical studies with human albumin currently being conducted in the U.S. including trials for Alzheimer’s disease, Acute Ischemic Stroke, Liver Cirrhosis and Sepsis (3) • Product attributes — Indicated for hypovolemia, hypoalbuminemia, burn therapy, acute liver failure, adult respiratory distress syndrome (ARDS), neonatal haemolytic disease, acute nephrosis, renal dialysis and cardiopulmonary bypass procedures (1) U.S. share of 26.3% (MRB 2010) (2) 8% CAGR (MRB 2006-2010) (3) Clinica l trials.gov, last accessed 9/30/2011 (4) Combines Grifols and Talecris sales U.S. sales share of Albumin products (% of revenue) 26.3% 36.2% CSL Baxter 30.8% 6.7% Octapharma (4) +

Grifols is the primary supplier to the Canadian Blood System

- Grifols (Bayer/Talecris) has been awarded primary supplier status in successive national tenders since 1988
- Primary fractionator for Canadian plasma for Canadian Blood Services and Héma-Québec[1]
- Majority supplier of plasma products and primary supplier of IVIG[2]
- Canada has one of the highest per capita uses of IVIG globally[3] , forecasted to grow 5-9% annually[4]

Canada product revenue share



Plasbumin/albumin
7%
Hyperimmunes
3%
Prolastin
5%
Gamunex / IVIGnex
85%

Source: 2011 Grifols Canada product revenue forecast

(1 Consecutive contracts awarded to Grifols and predecessors by National Blood Supply Operators (Canadian Blood Services & Héma-Québec)
(2) Talecris Media Press Release, March 31, 2008 (Toronto, Ontario)
(3) Anderson et al. Transf Med Rev (2007); Apr.21(2 Suppl 1):S9-56
(4) Canadian Blood Services Customer Letter #2011-07

175

GRIFOLS a new era begins

176 Summary — North American commercial operations • US continues to be a growth market — 14% sales 5-yr CAGR — 6% — 8% long term growth • Grifols IVIG — Only manufacturer with a 5% and 10% liquid — Gamunex-C the only product licensed for treatment of CIDP • Despite market size untapped potential for both IVIG and A1PI — Under-diagnosed and under dosed • Dedicated sales force for each area of therapy • Continued large presence in the Canadian market

Global Commercial Area Hospital & Diagnostic Ramón Riera — President Global Commercial Division Grifols, S.A. -

178 Agenda — Hospital Division • Description • Hospital products • Business overview • Drivers for future growth

179 Hospital Division • The Hospital Division specialises in manufacturing and marketing i.v. medication for hospitals as well as enteral and parenteral clinical nutrition • Oncotools: Introducing new concepts in hospital pharmacy procedures: modular clean rooms, compounding systems, oncology management software and special devices • Hospital Division has created a logistics management model including the software and equipment needed for ensuring the full traceability of medicines and other consumables in hospitals • As a perfect complement to enlarge our presence inside the hospital field, Hospital Division markets disposable surgical and medical materials

180 Intravenous solutions • Large variety of safe and effective parenteral solutions • Wide range of containers: glass, PVC bags and PP bags Intravenous medication • Ready to use prediluted solutions of potassium, antibiotics (Metronidazole, Gentamicin), gastroprotective agents (Ranitidine), levofloxacine and paracetamol. IV Therapy The leader IV manufacturer in Iberia Grifols Partnership As a matter of expanding i.v. medication know-how, Grifols moved to stablish a contract manufacturing activity. Hospital Products

181 IV Therapy — Oncotools Experts in offering solutions for pharmaceutical procedures Hospital Products Gri-fill® Compounding cytotoxic and intravenous mixtures Misterium® Modular cleanroom system Oncofarm® Oncology prescription software Phaseal® Closed cytotoxic transfer device Accufuser® Infusion elastomeric pumps

182 Hospital Products Hospital Logistics Complete solutions for medication and supplies traceability and inventory control Pyxis® Automatic dispensing systems. Stock control on hospital wards Kardex® Automatic storage systems for Pharmacy or Central Warehouse BlisPack® Automatic system for cutting blisters and labeling unit doses Silicon ® Pharmacy Management and CPOE software StocKey® Wireless electronic ordering and refilling system

183 Clinical Nutrition • Enteral and Parenteral diets • Administration medical devices • Home care special nutrition Medical Devices Medical products for non invasive surgery in the fields of Cardiology, Neurology, Anaesthesia, Urology and Radiology Hospital Products

184 Sustained growth and progressive global expansion 90 86.3 82 74.7 62.9 58.3 2005 2006 2007 2008 2009 2010 CAGR: 9.2% Hospital Division sales evolution Nutrition Medical 9% Devices 21% Hospital Logistics 23% Intravenous Therapy 47% Hospital Division by business segment — 2010 Source: MRB & company data MM €

185 Hospital Division: drivers for future growth • Grifols Partnership: Continuous development of Contract Manufacturing Agreements with relevant Pharmaceutical Companies of injectables in plastic or glass • Blispack®: Launch in several international markets through the Distribution Agreement with Carefusion. Expansion through our own sales forces in Italy, Mexico, Chile and Brazil • Progressive introduction in the US market of Oncotools • Clinical Nutrition: Increase of the product range with new diets addressed to the homecare segment. Introduction in the Probiotics market

186 Agenda — Diagnostic Division • Description • Hospital Products • Business overview • Drivers for future growth

187 • Focuses on researching, developing, manufacturing and marketing of in vitro diagnostics products for clinical laboratory analysis • Diagnostic systems composed of auto analyzers, reagents and software • Products for Hospital Blood Banks and Transfusion Centres • Diagnostic division main areas: — Transfusion medicine — Immunology — Haemostasis Diagnostic Division

Diagnostic Products

Transfusional Medicine


GRIFOLS

Blood Bags:

- Standard blood bags
- Leukored® (blood bags with in line Leukoreduction)

Pathogen Inactivation: of blood components for transfusion

Immunohematology:

- DG Gel®: Blood typing system including reagents and instrumentation



Bloodchip®: BLOODchip ID

- Genetic blood typing system

188

GRIFOLS a new era begins

189 Clinical analysis Triturus® System The first completely open, fully automated, multi-test, multi-batch immunoassay system Haemostasis Q® Analyzer and Reagents Fully automated haemostasis analyzer for clotting, chromogenic and immunoturbidimetric tests Diagnostic Products

190 Diagnostic Business overview 109 103 86 75 80 2006 2007 2008 2009 2010 Diagnostic Division sales evolution CAGR: 9.3% Haemostasis 9% Immunology 17% Transfusion medicine 74% Diagnostic Division by business segment — 2010 MM €

191 Diagnostic Division: drivers for future growth Transfusional medicine • Increase in market share of Immunohaematology (DG Gel) in all markets driven by Grifols automation range specially Erytra • Development of the agreement with Novartis for the commercialization of the Immunohaematology line in the US. Molecular Biology starting in 2012 and Gel Cards and automation in 2013 • Market development of Progenika’s products “Bloodchip” based in Molecular Biology in several markets • Introduction of the Multicard product range in multiple markets following Regulatory approvals Development of New Instrumentation • New platform for ELISA in Microplates as the evolution of the actual Triturus. Installed base of 1,200 instruments. Available in 2013 • New auto-analyzer for Haemostasis with increased throughput to be addressed to higher volume labs market segment

192 Hospital and Diagnostic Division • Hospital and Diagnostic Divisions provide through tools for a more global presence and a better understanding of the health care community • Hospital and Diagnostic are part of Grifols roots and history • Hospital and Diagnostic present synergies with Bioscience products in areas like coagulation disorders, immunology, Hepatology, Hospital Pharmacy, blood and plasma collection, and many others • Hospital and Diagnostic present future growth opportunities, both organic and through partnerships and acquisitions

R & D Review Mr. Juan Ignacio Jorquera — R & D Director Instituto Grifols, S.A. -

194 Alzheimer’s Disease Project

195 A neurodegenerative disease characterized by a progressive loss of cognitive functions, associated, among other phenomena, with amyloid beta neuronal deposits. Current therapies are symptomatic for improving or stabilizing the memory and cognitive functions Alzheimer’s Disease (AD)

196 Alzheimer’s Disease (AD)

197 Grifols’ approach to Alzheimer’s Disease research Independent studies confirmed the potential of these actions to modify the course of amyloid beta in blood and lead to the definition of a combined strategy looking for a synergistic effect In vitro and clinical research on the potential roles of plasmapheresis as well as Albutein® and Flebogamma® DIF infusion on amyloid beta circulation in blood

198 Grifols’ approach (I) Plasma exchange (PE) with albumin replacement • According to several researchers, up to 90% plasma amyloid beta may be bound to albumin • Albutein® (therapeutic albumin) has the capacity to bind this agent • PE removes amyloid beta-saturated patient’s albumin and replaces it with amyloid beta-free Albutein®

199 Conclusions (I) Replacement of endogenous albumin with 5% Albutein® through a plasma exchange program is feasible in AD patients The procedure can modify amyloid beta kinetics in plasma A consistent trend to cognitive stabilization has been observed in both the pilot study and the phase II clinical trial interim analysis

200 Grifols’ approach (II): IVIG study Study extension using Flebogamma® DIF based on recent published results with similar products Objective: variation in plasma amyloid beta levels

201 Conclusions (II) Flebogamma® DIF modifies plasma amyloid beta levels in a way similar to that of 5% Albutein® in plasmapheresis and also similar to that of other IVIGs This justifies further studies with Flebogamma® DIF and suggests the possibility of a combined treatment of Flebogamma® DIF with 5% Albutein® in haemopheresis, in search of a synergistic effect

202 Grifols’ approach (III) Preliminary definitions Plasma exchange: • Exchange of plasma volume (approx. 2.5l) with the same volume of 5% Albutein® Haemopheresis: • Exchange of a volume of plasma similar to one regular plasmapheresis donation (approx. 800 ml) using Albutein®

203 Synergy: triple mechanism of action • Plasmapheresis: — Extract plasma albumin with bound amyloid beta — Extract other proteins which also bind amyloid beta (including immunoglobulins) • Replacement with Albutein®: — Restore plasma capacity to continue binding amyloid beta • Flebogamma® DIF: — Restoration of the antibodies against amyloid beta — Binds amyloid beta and avoids its accumulation

204 Alzheimer’s study project development Ethics Committee approval was obtained and the clinical study has already started, as a continuation of the previous studies The study will last until 2014

205 0 20.000 40.000 60.000 80.000 100.000 120.000 140.000 160.000 180.000 100.000 250.000 500.000 1.000.000 BAXTER 1 BAXTER 2 GRIFOLS A GRIFOLS B GRIFOLS C Grifols’ vs Baxter’s approaches: plasma needed Plasma liters (millions) Patients 20 0 40 60 80 100 120 180 140 160 Current volume of plasma collected worldwide ~30 million litres. Source: IBPN News 28 (19): 143, 2011.

206 Fibrin Sealant Project

207 Fibrin Sealant Project • Vascular surgery • Solid organ and soft tissue surgery Fibrin Sealant Grifols is a combination of two plasma proteins (fibrinogen and thrombin) that is being developed as an adjunct to surgical haemostasis. When locally applied, both proteins mix up and coagulate producing a biological adhesive that mimics the natural fibrin blood clot

208 Fibrin Sealant Grifols characteristics • Pre-loaded “ready to use” syringes • High purity components • Highly effective safety steps included: Solvent — Detergent and Nanofiltration for both components • Only 20 nm nanofiltered fibrinogen component, using patented technology Compared to similar existing products Fibrin Sealant Grifols presents relevant advantages

209 Vascular surgery During arterial repair surgery local haemorrhage is relatively common, mainly in the suture line (especially in anticoagulated patients). In these circumstances supportive treatment for improvement of coagulation may be needed, where standard surgical techniques are ineffective or impractical Currently, 142 out of a maximum of 312 patients have been enrolled in a pivotal safety and efficacy trial performed in Canada, UK and Spain. Another similar pivotal trial will be carried out in USA. Fibrin Sealant Grifols should reduce time to the stop of bleeding, blood loss and overall surgery duration

210 Solid organ and soft tissue surgery During abdominal solid organ (e.g. liver, kidney) and soft tissue (prostate, uterus) surgical procedures bleeding in the form of oozing, and even overt hemorrhage, is relatively common. In these circumstances supportive treatment for improvement of coagulation may be needed, where standard surgical techniques are ineffective or impractical One pivotal trial will be performed in each of the above mentioned types of surgeries, currently planned to be performed in the USA. Efficacy and safety will be evaluated. Fibrin Sealant Grifols should reduce time to the stop of bleeding, blood loss and overall surgery duration

211 The combination of the results from the four trials should allow obtaining a global indication for Fibrin Sealant Grifols as a supportive treatment for improvement of haemostasis (coagulation) in all types of surgeries, where standard techniques are ineffective or impractical The initial results from these trials should allow for a first filing for the license during 2013 in Europe, followed by additional filings in 2014 Fibrin Sealant

212 Two additional products under development derive from the Fibrin Sealant Grifols project: • Topical Thrombin Grifols to help stop bleeding during surgery in specific settings, will help extending the surgery-specific line of products • Intravenous Fibrinogen Grifols, for congenital and acquired deficiencies. Previous Grifols’ experience combined with new technological advances allow for high volume scale production and unprecedented safety levels Fibrin Sealant

213 The new production plant for Fibrin Sealant, topical Thrombin and intravenous Fibrinogen is finished and under validation New production facilities

214 Plasmin Projects

215 Plasmin projects Plasmin is a protein whose physiological role is to digest blood clots. Originally is present in plasma as a non-active precursor (plasminogen). A patented formulation allows stabilizing the activated form in a therapeutic catheterdeliverable form, suitable to dissolve pathological blood clots Obtained from a previously discarded material, this product would represent increased value without the requirement of increased plasma collection • Acute arterial peripheral occlusion • Acute ischemic stroke

216 Acute arterial peripheral occlusion Lower extremity acute arterial peripheral occlusion occurs due to a thrombosis primarily due to a reduction of blood flow. This is a limb-threatening and life-threatening condition. The underlying condition of peripheral arterial disease affects approximately 17% of men and 21% of women who are 55 years of age or older There are no approved drugs for this condition in North America and only urokinase is approved in a few European markets

217 Acute arterial peripheral occlusion The objective is to demonstrate in clinical trials that Plasmin Grifols is safe and efficacious as a treatment for acute peripheral arterial occlusion A phase I safety study was completed, with good results and better effect at higher doses, underlying the relevance of proper catheter administration. Phase II study ongoing

218 Relevance of correct catheter administration Delivery is important — Plasmin cannot circulate or is inactivated, there is a need to maximize its presence within the clot Control of flow may be important so that the product is not washed away Partially degraded free-flowing clots may represent a potential thromboembolic (blood vessel obturation) risk A new catheter design is under preparation. The experience of Hospital and Diagnostic Divisions may deliver potential synergies

219 Acute ischemic stroke Rapidly developing loss of brain functions due to disturbance in the blood supply, primarily due to blockage of a blood vessel. Leading cause of death and disability worldwide. Each year 15 million people suffer a stroke, with 5 million deaths and another 5 million permanently disabled The only approved drug is Alteplase (tissue plasminogen activator that generates active plasmin), with limited treatment window and efficacy, carrying significant bleeding risk

220 Acute ischemic stroke The objective is to demonstrate in clinical trials that Plasmin Grifols is safe and efficacious as a treatment for stroke A phase I proof of concept study is ongoing to evaluate the safety of Plasmin Grifols, given in escalating doses within 9 hours of stroke onset, in patients with acute ischemic stroke. Additionally, the proportion of treatment successes will be determined. Preliminary results indicate good safety and tolerability, with improved blood clot digestion at the higher dose

221 Antithrombin Projects

222 Antithrombin projects Antithrombin is a plasma protein that inhibits thrombin activity, helping to prevent excessive blood coagulation. Congenital (current indication) and acquired deficiencies of this protein may associate with thrombosis. Evaluating potential additional indications: • Cardiac surgery with cardiopulmonary by-pass • Severe burns

223 Cardiac surgery with cardiopulmonary by-pass (artificial extracorporeal circulation) Decreased levels of antithrombin can be detected after cardiac surgery and may be associated with poor clinical outcomes A clinical study where Anbinex® was administered (versus untreated controls) before cardiac surgery with cardiopulmonary by-pass is ongoing. The treatment of the 200 recruited patients is completed. The main objective is monitoring antithrombin blood levels. Duration of hospital stay, thromboembolic events and mortality were also recorded. The results are under evaluation

224 Severe burns Patients suffering severe burns show, among other consequences, a marked reduction of the regulators of blood coagulation, including antithrombin. This acquired deficiency of antithrombin correlates strongly with several clinical symptoms, duration of hospital stay and even mortality. Previous studies suggest that antithrombin improves time to wound healing, improves symptoms and reduces morbi- mortality (up to 25%) in severe burns A clinical study will be performed to evaluate the efficacy and safety of Anbinex® treatment in patients suffering severe burns

225 The evaluation of new potential indications for antithrombin was started with Anbinex®, manufactured in Barcelona and licensed in several European countries. Thrombate®, manufactured in Clayton (NC) and licensed in North America will be included in the evaluation program Antithrombin projects

226 Albutein® in Liver Cirrhosis

227 Albutein® in Liver Cirrhosis Liver Cirrhosis is a degeneration of the liver because of different conditions (toxics such as alcohol, viral diseases, fatty liver ...). • Advanced cirrhosis with ascites • Acute-on-chronic liver failure

228 Albutein® in advanced cirrhosis with ascites Ascites is the accumulation of fluid in the abdominal cavity. Removal of ascites worsens blood circulatory function. Preliminary evidence suggests that albumin administration after ascites removal mitigates the circulatory worsening Grifols is performing a pilot clinical (Phase IV) study on the effects of long term administration of Albutein® on cardiovascular, renal and hepatic functions in this type of patients. The recruitment of patients has reached 50% of the expected target (30 subjects) and the study will progress towards completion during 2012

229 Albutein® in acute-on-chronic liver failure Acute-on-chronic liver failure is a sudden aggravation of a pre-existing cirrhosis consisting of a rapid deterioration of the liver function that occurs after a variable triggering event in previously stable patients. Its short term mortality is very high (50% to 90%), in spite of treatment at the intensive care units. Most of the toxic substances associated with this condition circulate in blood bound to albumin. Additionally, preliminary evidence suggests that the functionality of patients’ albumin may be impaired A clinical (phase IV) pilot research program has recently been started with the aim of substituting patients’ albumin with 5% Albutein® through plasma exchange

230 Additional Research

231 Additional research: Intravenous Immunoglobulin Following the success of the highly relevant indication on Chronic inflammatory demyelinating polyneuropathy (first neurological Indication of current IVIGs in USA and second indication in Europe), additional potential relevant uses are being explored, such as Alzheimer Disease (Grifols’ synergistic approach) or Post Polio Syndrome

232 Additional research: Alpha 1 Antitrypsin • Liquid Alpha 1 Antitrypsin (advanced development stage) • Alpha 1 Antitrypsin in Cystic Fibrosis (advanced preclinical stage) • Alpha 1 Antitrypsin in Diabetes (feasibility research stage)

233 Additional research: preclinical stage • Topical Thrombin (advanced preclinical stage) • Supplement for cell culture (advanced development stage) • Intravenous Fibrinogen (intermediate preclinical stage) • Reversal of Oral Anticoagulation therapy (early preclinical stage)

234 Feasibility research • High concentration Factor VIII/vWF • Recombinant Alpha 1 Antitrypsin • Recombinant Plasmin • Recombinant Factor VIII • Longer acting coagulation factors

235 Research and development future strategy All existing Grifols and Talecris R&D projects are under evaluation to define priorities, in order to deliver the highest return to the company in the shortest possible timeframe

236 Feasibility Research Preclinical/ Development Clinical (Ph I; II) Phase III Fibrin Sealant Plasmin aPAO Alzheimer’s Disease (Albutein® / Flebogamma® DIF) Antithrombin Cardiac Surgery Albutein® Liver Cirrhosis Plasmin aIS Antithrombin Severe Burns Albutein® Liver Failure Flebogamma® DIF Post Polio Syndrome Topical Thrombin Alpha 1 Antitrypsin Cystic Fibrosis Summary: Research and Development status

Wrap-up Victor Grifols — Chairman / CEO Grifols, S.A. —

238 Wrap-up • One of the top three haemoderivative producers in the world • Integration process focus on business consolidation • Progression to full vertical integration • Increase in fractionation and purification capacity • Optimization of existing organization: distribution, industrial, R&D • Fine-tunning of capex programmes: timing, targets and synergies • Operational synergies are being confirmed and potential for additional ones • Shareholders value creation

Grifols a new era begins

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: October 17, 2011